1875 K Street, N.W. Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000

April 6, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,897

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,897 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares Robotics and Artificial Intelligence ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund is not actively managed and seeks to track the investment results of an index composed of developed and emerging market companies that could benefit from the long-term growth and innovation in robotics technologies and artificial intelligence.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

April 6, 2018

The Fund seeks to track the investment results of the NYSE® FactSet® Global Robotics and Artificial Intelligence Index (the “Underlying Index”), which measures the performance of equity securities issued by companies involved in robotics and artificial intelligence activities (as determined by ICE Data Indices, LLC (the “Index Provider”).

The Underlying Index is composed of equity securities of companies primarily listed in one of 43 developed or emerging market countries that are the most involved in, or exposed to, (as determined by the Index Provider) one of the 22 robotics and artificial intelligence-related FactSet® Revere Business Industry Classification systems (“RBICS”) sub-industries. The Index Provider first conducts fundamental research to establish a universe of RBICS sectors that participate in providing robotics and/or artificial intelligence products and services, and that universe is further refined to include only the most relevant RBICS sub-sectors (as determined by the Index Provider) related to robotics and artificial intelligence activities (e.g., semiconductor manufacturing, software, internet and data services). The companies within these sub-sectors are then ranked based on the data and information in their public filings and disclosures (e.g., regulatory filings, earning transcripts, etc.) to arrive at the 22 most relevant RBICS sub-industries (as determined by the Index Provider) related to robotics and artificial intelligence activities, and the Underlying Index includes the companies that either (1) derive 50% of their revenues, or (2) have at least a 20% market share, or generate $1 billion or more in absolute annual revenues, from one of the 22 RBICS sub-industries with exposure to a robotics and artificial intelligence theme, as determined by the Index Provider.

To be included in the Underlying Index, companies must also have a float adjusted market capitalization of $500 million or greater, but existing constituents could remain in the Underlying Index if the company’s float adjusted market capitalization is equal or greater than $400 million. In addition, companies must have a three-month average daily trading value (“ADTV”) of $2 million or greater, but existing constituents could remain in the Underlying Index if the company’s three-month ADTV is equal or greater than $1.5 million.

The Underlying Index may include large-, mid- or small-capitalization companies. As of March 1, 2018, a significant portion of the Underlying Index is represented by securities of companies in the information technologies and industrials industries or sectors. The components of the Underlying Index, and the degree to which these components represent certain industries, sectors and/or countries, are likely to change over time. As of March 1, 2018, the Underlying Index consisted of securities from the following 11 countries or regions: Canada, Finland, France, Germany, Hong Kong, Israel, Japan, South Korea, Taiwan, the United Kingdom and the U.S.

The Fund generally will invest at least 90% of its assets in the component securities of the Underlying Index and in investments that have economic characteristics that are substantially identical to the component securities of the Underlying Index (i.e., depositary receipts representing securities of the Underlying Index) and may invest up to 10% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the Underlying Index, but which BFA believes will help the Fund track the Underlying Index. The Fund seeks to track the investment results of the Underlying Index before fees and expenses of the Fund.

Securities and Exchange Commission

April 6, 2018

(2) Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to this Fund. The portfolio managers are also specific to this Fund.

The Amendment follows the general format used by previous filings of the Trust in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,850, filed pursuant to Rule 485(a)(2) on November 29, 2017, relating to iShares U.S. Infrastructure ETF (“PEA 1,850”), which became effective on March 19, 2018.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to PEA 1,850. The substantially similar sections are as follows:

In the Prospectus:

“Portfolio Holdings Information,” “Management – Investment Adviser,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Book Entry,” “Shareholder Information – Dividends and Distributions,” “Shareholder Information – Taxes When Shares are Sold,” “Shareholder Information – Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services – Portfolio Manager Compensation Overview,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Authorized Participants,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Determination of Net Asset Value,” “Additional Information Concerning the Trust – Shares,” “Additional Information Concerning the Trust – DTC as Securities Depository for Shares of the Fund,” “Additional Information Concerning the Trust – Distribution of Shares,” “Creation and Redemption of Creation Units – General,” “Creation and Redemption of Creation Units – Procedures for Creation of Creation Units,” “Creation and Redemption of Creation Units – Role of the Authorized Participant,” “Creation and Redemption of Creation Units – Purchase Orders,” “Creation and Redemption of Creation Units – Acceptance of Orders for Creation Units,” “Financial Statements” and “Miscellaneous Information.”

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Securities and Exchange Commission

April 6, 2018

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

[1]	See Inv. Co. Act. Release No. 13768 (Feb. 15, 1984).

Securities and Exchange Commission

April 6, 2018

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre

Adithya Attawar

Michael Gung

James Hahn